Exhibit 2

FOR IMMEDIATE RELEASE

November 12, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Subscription to a Third-party Stock Allocation of PHI CO., LTD.

This is to notify that Nissin Co., Ltd. (“the Company”) has agreed to subscribe to a third-party stock allocation from PHI CO., LTD. (“PHI”) (Head Office: Chiyoda-ku, Tokyo; President: Toshihiko Yamashima), in the amount of Yen 519 million on November 12, 2004, making the Company the fourth largest shareholder of PHI.

1.	Reasons for Stock Subscription

PHI is a company that provides general solution services within the IT field, particularly in systems development and systems hardware sales, and has a wide range of clients from small to medium-sized enterprises to listed corporations.

The Company is actively promoting capital and business alliances that yield synergy in the credit business for business owners, which is the major business area of the Company. On this occasion, by investing in and becoming a partner with PHI, it will become possible to provide financial services of the Company’s group to clients of PHI, such as leasing and installment credit services of NIS Lease Co., Ltd., which is a consolidated subsidiary of the Company.

2.	Outline of Third-party Stock Allocation Subscribed

(1)	Number of stocks subscribed:	3,000,000 common shares
(2)	Total amount subscribed:	Yen 519 million (Yen 173 per share)
(3)	Payment date:	November 12, 2004
(4)	Shareholding after acquisition:	8.4%

3.	Outline of PHI

(1)	Company name :	PHI CO., LTD. (JASDAQ: code 9712)
(2)	Representative :	Toshihiko Yamashima / President
(3)	Location:	4-2 Kojimachi, Chiyoda-ku, Tokyo
(4)	Main Business:	IT systems development, IT processing services sales of systems hardware, etc.

4.	Outlook Hereafter

The impact on the earnings of the Company as a result of this investment will be negligible.